Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BALLISTIC RECOVERY SYSTEMS, INC.

(as of March 15, 2007)

The Articles of Incorporation of Ballistic Recovery Systems, Inc., a corporation organized under Chapter 302A of the Minnesota Statutes (the “Corporation”), were originally filed on February 4, 1980, and have been amended by the Corporation from time to time since that date.  These Amended and Restated Articles of Incorporation have been duly adopted by the directors and shareholders of the Corporation pursuant to the terms of Chapter 302A.  The Articles of Incorporation are hereby amended and restated in their entirety to read as follows:

Article 1

Name

The name of this corporation (the “Corporation”) is:  Ballistic Recovery Systems, Inc.

Article 2

Purpose

The corporation shall have general business purposes.

Article 3

Duration

The period of duration of this corporation shall be perpetual.

Article 4

Registered Office

The Corporation’s registered office is located at the following address:

300 Airport Road
South St. Paul, MN  55075

Article 5

Capital

A.                                   The Corporation is authorized to issue 50,000,000 shares of capital stock, consisting of 15,000,000 shares of common stock, par value $.01 per share, and 35,000,000 undesignated shares.  Each share of the corporation’s common stock shall be entitled to one vote on all matters requiring a vote of the corporation’s shareholders.  Unless otherwise specifically so designated upon issuance, all shares of capital issued by the Corporation shall be common stock.

B.                                     In addition to any and all powers conferred upon the corporation’s board of directors by the laws of the State of Minnesota, the board of directors shall have the authority to establish by resolution from the undesignated shares more than one class or series of common stock or preferred stock, and to fix the relative rights, restrictions and preferences of any such different classes or series, and to issue shares of a class or series to another class or series to effectuate share dividends, splits or conversions of the corporation’s outstanding shares.

Article 6

Shareholder Rights

A.                                   No shareholder of the Corporation shall have any preemptive rights.

B.                                     No shareholder of the Corporation shall have any cumulative-voting rights.

C.                                     The holders of the majority of the outstanding shares shall have the power (1) to authorize the board of directors to sell, lease, exchange or otherwise dispose of all or substantially all of the property or assets of this corporation, including its goodwill, upon such terms and conditions and for such consideration which may be money, shares, bonds or other instruments for payment of money, or other property as the board of directors deems expedient; (2) to amend the articles of incorporation of this corporation; and (3) to adopt and reject an agreement of consolidation or merger.

Article 7

Amendment of Bylaws

The board of directors may from time to time, by vote of a majority of its members, make, alter, amend or rescind all or any of the bylaws of this corporation, subject to the power of the shareholders to change and repeal such bylaws.

Article 8

Written Action by Less Than All Directors

Any action required or permitted to be taken at a meeting of the board of directors, other than an action requiring shareholder approval, may be taken by written action of the board of directors signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take the same action at a meeting at which all directors were present.

Article 9

Limited Liability of Directors

To the fullest extent permitted by law, a director shall have no personal liability to the Corporation or its shareholders for breach of fiduciary duty as a director.  Amendments or repeals of this Article 99 shall not adversely affect any right or protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

IN WITNESS WHEREOF, Ballistic Recovery Systems, Inc. has caused these Amended and Restated Articles of Incorporation to be executed on its behalf by Larry E. Williams, its President and Chief Executive Officer, on this 15th day of March, 2007.

/s/ Larry E. Williams
Larry E. Williams
President and Chief Executive Officer